Mail Stop 4561

September 13, 2006

Ms. Sherri Schugart
Chief Financial Officer
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056-6118

      Re: **Hines Real Estate Investment Trust, Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              File No. 0-50805

Dear Ms. Schugart:

We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Steven Jacobs
              Branch Chief